1(650) 320-1804
jeffhartlin@paulhastings.com	79891.00002

September 19, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Johnny Gharib, Esq.
Bryan J. Pitko, Esq. Jeffrey P. Riedler, Esq. Keira Nakada Donald Abbott

Re:	Viking Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 16, 2014 File No. 333-197182

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated September 18, 2014 relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-197182) (the “Registration Statement”) filed with the Commission on September 16, 2014 (“Amendment No. 3”). On behalf of the Company, we confirm to you that as of the date of this letter the Company continues to be an emerging growth company, as defined in Section 2(a)(19) of the Securities Act of 1933, as amended.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Prospectus Summary

Summary Financial Data, page 9

1.	Refer to your response to comment 1. Please tell us the settlement terms that resulted in an increase to the pro forma license fees and interest expense on September 6, 2014. Please tell us how you calculated this additional pro forma expense. In doing so, please tell us the pre-money valuation before and after the repurchase of 1,862,203 shares and, to the extent repurchase of these shares does not fully explain the change in the pre-money valuations, explain additional factors that contributed to the change in the values.

The Company respectfully advises the Staff that the Master License Agreement was amended on September 6, 2014 to increase the number of shares of common stock of the Company (the “Common Stock”) issuable to Ligand thereunder (the “Amendment”, and the Master License Agreement, as amended by the Amendment is referred to herein as the “Amended Master

U.S. Securities and Exchange Commission

September 19, 2014

License Agreement”). Prior to the Amendment, pursuant to the Master License Agreement, Ligand was entitled to receive a certain number of shares of Common Stock upon the closing of a financing transaction based on two factors: (i) the deemed value of the Company prior to the completion of the financing transaction (including an IPO); and (ii) the number of shares of Common Stock deemed outstanding prior to the completion of the financing transaction. Prior to the Amendment, the number of shares of Common Stock deemed to be outstanding under the Master License Agreement included only those shares actually outstanding prior to the financing transaction. Pursuant to the Amendment, the parties agreed that the shares of Common Stock deemed to be outstanding prior to the financing transaction would include the shares actually outstanding prior to the financing transaction (as set forth in the initial Master License Agreement), plus the shares issuable to Ligand pursuant to the Master License Agreement, plus the shares issuable to a consultant to the Company upon the closing of the financing transaction, plus the shares issuable upon the closing of the financing transaction to holders of certain outstanding promissory notes issued by the Company. As a result of amending the Master License Agreement to increase the number of shares of Common Stock deemed outstanding prior to the financing transaction, Ligand will be entitled to receive additional shares of Common Stock upon completion of the financing transaction. Pursuant to the Amendment, the Company and Ligand also agreed to change one of the percentages referenced in Schedule 6 from 55% to 50%, but this change had an immaterial impact on the number of shares of Common Stock issuable to Ligand under the Amended Master License Agreement.

The Amendment did not reflect a change in the estimated valuation of the Company. Both prior to and following the Amendment, the estimated value of the Company is based on $11.00 per share, the midpoint of the price range set forth in the Registration Statement, and the same aggregate number of shares of Common Stock deemed outstanding prior to the IPO. In order to accommodate the additional 1,820,779 shares issuable to Ligand under the Amended Master License Agreement, based on an estimated IPO price of $11.00 per share, but maintain the Company’s valuation, the Company agreed to repurchase shares from the Company’s current stockholders. The number of shares of Common Stock subject to repurchase by the Company is 1,862,203, which is the sum of (i) the additional 1,820,779 shares of Common Stock issuable to Ligand under the Amended Master License Agreement, plus (ii) 4,062 shares of Common Stock issuable to a consultant to the Company upon the closing of the IPO, plus (iii) 39,959 shares of Common Stock issuable upon the closing of the IPO to the holders of certain outstanding promissory notes issued by the Company, based on an estimated IPO price of $11.00 per share, the midpoint of the price range set forth in the Registration Statement. Accordingly, the number of shares of Common Stock subject to repurchase by the Company is approximately the exact number of additional shares of Common Stock issuable to Ligand pursuant to the Amended Master License Agreement.

The Company respectfully advises the Staff that the $20,028,569 additional pro forma expenses resulting from the Amendment is the product of (i) 1,820,779, the number of additional shares of Common Stock issuable to Ligand under the Amended Master License Agreement, multiplied by (ii) $11.00, the midpoint of the price range set forth in the Registration Statement.

Notes to Financial Statements

4. Accrued License Fees and License Fees Expense, page F-17

2.	Refer to your response to comment 1. Please tell us how you considered the adjustment feature based on the deemed value of the Company prior to the IPO to value the license

U.S. Securities and Exchange Commission

September 19, 2014

consideration and why the monetary value of your obligation is fixed at inception. We note you state in the response that the amount is to be classified as a derivative liability until that share amount becomes known. If you determine that this obligation should not be accounted under ASC 480, please provide us with a detailed analysis of the appropriate accounting. Your response should include references to the specific sections of the accounting literature to support the accounting and how you analyzed each scope criterion.

The Company respectfully advises the Staff that in accordance with Accounting Standards Codification (“ASC”) Topic 480-10-25-14(a), Certain Obligations to Issue a Variable Number of Shares, a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability, if, at inception, the monetary value of the obligation is based solely or predominately on a fixed monetary amount known at inception. Furthermore, the example set forth in ASC Topic 480-10-55-22, Obligation to Issue Shares with Monetary Value Based on a Fixed Monetary Amount Known at Inception, provides that sometimes the monetary value of the obligation to issue shares is not entirely fixed at inception, and is based, in part, on variations in the fair value of the issuer’s equity shares. The example further provides that although the monetary amount of the obligation at settlement may differ from the initial monetary value because it is tied to the change in fair value of the issuer’s equity shares, the monetary value of the obligation is predominately based on a fixed monetary amount known at inception. ASC Topic 480-10-55-22 provides that this type of obligation should be accounted for and classified as a liability in accordance with ASC Topic 480-10-25-14(a) as noted above, and measured subsequently at fair value with changes in fair value recognized through earnings in accordance with ASC Topic 480-10-35-5.

In regards to the Master License Agreement, the Company respectfully advises the Staff that the monetary amount payable to Ligand is fixed based on the deemed valuation of the Company prior to the IPO. The number of shares to be issued to Ligand in settlement of the obligation will vary based on the value of the Company’s per share equity at the time of the IPO. Therefore, in accordance with ASC Topic 480-10-55-22, the Company conducted an assessment of the deemed valuation of the Company as of May 21, 2014, the date the Company entered into the Master License Agreement, and, based on that valuation, determined the fixed monetary amount to be paid to Ligand. Consistent with the example provided in ASC Topic 480-10-55-22, the monetary value to be paid at settlement (the IPO) may differ from the initial monetary value (the value of the license determined on May 21, 2014) because it is based on the value of the Company’s equity at the time of the IPO; however, the monetary value is predominately based on a fixed monetary amount known at inception. The Company respectfully advises the Staff that subsequent valuations of the Company have not been materially different than the initial valuation performed on May 21, 2014. Therefore, the Company believes that the monetary value of the obligation is predominately based on a fixed monetary amount known at inception, and a variable number of shares will be issued to Ligand based on the value of the Company’s per share equity at the time of the IPO and, accordingly, the Company has appropriately classified the license consideration as a liability in accordance with ASC Topic 480-10-25-14(a) at inception and subsequently recognized the change in the fair value of the liability through earnings.

The Company also acknowledges that in the prior response letter to the Staff, the Company inadvertently referred to the liability as a derivative liability. As discussed above, the Company indeed followed the accounting under ASC Topic 480 and did not deem the Master License Agreement as a derivative instrument under ASC Topic 815, Derivatives and Hedging.

U.S. Securities and Exchange Commission

September 19, 2014

5. Convertible Notes Payable, page F-18

3.	Refer to your response to comment 2. Your disclosure on page F-19 appears to indicate that Ligand note is only convertible upon the occurrence of certain events. It appears the notes were not convertible at issuance or any time prior to a qualified private financing or your initial public offering. If the notes were not convertible, please tell us how you analyzed the fact that the conversion feature appears to give Ligand the option to convert or receive cash upon subsequent financing and why this conversion option is a derivative.

The Company respectfully advises the Staff that the Ligand Note is convertible upon the earlier to occur of a qualified private financing or the Company’s initial public offering. As of June 30, 2014, the Company had determined the occurrence of a qualified private financing, as defined under the Ligand Note, not to be probable on a standalone basis. In addition, as of June 30, 2014, the Company had determined the closing of an initial public offering not to be probable on a standalone basis. However, as of such date, the Company determined that it was probable that one of the two transactions – either a qualified private financing or an initial public offering – would occur. Accordingly, the Company determined as of June 30, 2014 that the Ligand Note would be converted into shares of Common Stock or cash pursuant to its terms.

As set forth in the Company’s prior response letter to the Staff, the amount payable upon exercise of the conversion feature under the Ligand Note provides for a substantial premium upon redemption and is not based on changes in an observable market or an observable index. Accordingly, the conversion feature embedded in the Ligand Note is not deemed to be “clearly and closely related” to the Ligand Note. In addition, although the Company determined as of June 30, 2014 that the Ligand Note would be converted pursuant to its terms, Ligand still maintained the option to determine whether the obligation would be converted into shares of Common Stock or cash. As a result, in accordance with ASC Topic 815-15 and ASC Topic 470-20-15-4, the embedded conversion feature contained in the Ligand Note is required to be bifurcated from the Ligand Note, recorded as a derivative liability and marked to market in each reporting period.

The Company respectfully advises the Staff that although the Company believes the foregoing treatment of the Ligand Note is appropriate, in the event the Company had elected to account for the Ligand Note in accordance with ASC Topic 470-20-35-1, net loss for the three and six-month periods ended June 30, 2014 would decrease by approximately $50,000 with a corresponding decrease in total liabilities and an increase in total stockholders’ equity (deficit) at June 30, 2014, which the Company deems immaterial.

*****

Please direct your questions or comments regarding the responses or Amendment No. 3 to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

U.S. Securities and Exchange Commission

September 19, 2014

Very truly yours,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin of PAUL HASTINGS LLP

cc:	Brian Lian, Ph.D., Viking Therapeutics, Inc.